Filed pursuant to Rule 424(b)(3)

File Nos. 333-265783

333-268694

AOG Institutional Diversified Fund

AOG Institutional Diversified Tender Fund

(collectively, the “Funds”)

Supplement dated May 10, 2023 to the Prospectus and Statement of Additional Information (“SAI”) each dated January 12, 2023

Aaron Rosen has been appointed as a portfolio manager for the Funds. As a result of this appointment, effective immediately, the following changes are made to the Prospectus and SAI of the Funds.

1.	In the Prospectus at page 46, the following supersedes and replaces the sub-section titled “Management of the Funds – Portfolio Management”.

Portfolio Management

The Funds are managed by the Adviser’s investment committee (the “Investment Committee”) which is primarily responsible for their day-to-day management. The Investment Committee is comprised of Frederick Baerenz, James Ortlip and Aaron Rosen.

Mr. Baerenz serves as the President and Chief Executive Officer of each Fund. He has served as the President and Chief Executive Officer of the Adviser since 2000.

Mr. Ortlip serves as the Chief Investment Officer and a Senior Wealth Advisor of the Adviser.

Mr. Rosen has served as a Portfolio Manager of each Fund since April 2023. He served as Principal of Copia Wealth Services from August 2021 to January 2023, Director of Sky & Ray from August 2021 to January 2023, and Managing Director and Portfolio Manager of Validus Growth Investors from November 2014 to August 2021.

The SAI includes additional information about portfolio manager compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

2.	In the SAI at pages 5 and 6, the following supersedes and replaces the section titled “Portfolio Management”.

PORTFOLIO MANAGEMENT

This section includes information about Frederick Baerenz, James Ortlip and Aaron Rosen as the members of the Adviser’s investment committee (the “Investment Committee”) who have ultimate responsibility for each Fund’s investment system and how it operates and who are, therefore, primarily responsible for the management of the Fund’s portfolio, including information about other accounts they manage, the dollar range of Fund shares they own and how they are compensated.

Compensation. Compensation for Messrs. Baerenz, Ortlip and Rosen comprises a base salary with bonuses. The base salary is consistent with industry standards for each individual’s level and is adjusted based on merit. Base salary is reviewed annually during performance reviews. All bonuses are based upon individual performance and overall business profitability.

Fund Shares Owned by the Portfolio Managers. The Funds are required to show the dollar amount range of each portfolio manager’s “beneficial ownership” of shares of the Funds as of the end of the most recently completed year. Dollar amount ranges disclosed are established by the SEC. “Beneficial ownership” is determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). As of September 30, 2022, each portfolio manager owned shares of the Funds as summarized in the following table:

Portfolio Manager	Dollar Range of Beneficial Ownership in the Funds as of September 30, 2022
Frederick Baerenz	$500,001-$1,000,000
James Ortlip	$50,001-$100,000
Aaron Rosen(1)	None
(1)	Appointed as a portfolio manager of the Funds effective April 3, 2023.

Other Accounts. In addition to the Funds, Messrs. Baerenz, Ortlip and Rosen may also be responsible for the day-to-day advisement of certain other accounts, as indicated by the following table (“Other Accounts”). None of the accounts listed below are subject to a performance-based advisory fee. The information below is provided as of September 30, 2022, and excludes accounts where they have advisory but not discretionary authority.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Name	Number of Accounts	Total Assets (in millions)	Number of Accounts	Total Assets (in millions)	Number of Accounts	Total Assets (in millions)
Frederick Baerenz	0	$0	0	$0	488	$142

James Ortlip	0	$0	0	$0	354	$80
Aaron Rosen(1)	0	$0	0	$0	0	0
(1)	Appointed as a portfolio manager of the Funds effective April 3, 2023.

Conflicts of Interests. Adviser-advised accounts may have overlapping investment objectives and strategies with the Funds and will invest in private markets investments similar to those targeted by the Funds. In addition, certain Adviser employees may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to all clients, including the Funds. The Adviser uses reasonable efforts to ensure fairness and transparency in the allocation of limited capacity in primary partnership, secondary partnership and direct portfolio company private equity investments. We have designed the allocation process and policy to be clear and objective with the intent of limiting subjective judgment. Our policy focuses on eligibility, priority, materiality, and transparency.

Notwithstanding the generality of the foregoing, when allocating any particular investment opportunity among the Funds and other Adviser-advised accounts, the Adviser will take into account relevant factors, such as: (1) a client’s investment objectives and model portfolio guidelines and targets, including minimum and maximum investment size requirements, (2) the composition of a client’s portfolio, (3) the nature of any requirements or constraints placed on an investment opportunity (e.g., conditions imposed by a GP of an underlying fund), (4) transaction sourcing or an investor’s relationship with a GP, (5) the amount of capital available for investment by a client, (6) a clients’ liquidity, (7) tax implications and other relevant legal, contractual or regulatory considerations, (8) the availability of other suitable investments for a client, and (9) any other relevant limitations imposed by or set forth in the applicable offering and organizational documents of the client. There can be no assurance that the factors set forth above will result in a client, including the Funds, participating in all investment opportunities that fall within its investment objectives. In fact, until each Fund has obtained co-investment exemptive relief, only those investment opportunities that are not determined to be appropriate for other Adviser-advised accounts will be made available to the Fund.

This Supplement should be read in conjunction with the Funds’ Prospectus and SAI. This Supplement, and the Prospectus and SAI, each dated January 12, 2023, provide relevant information for all shareholders and should be retained for future reference. The Prospectus and SAI have been filed with the U.S. Securities and Exchange Commission and are incorporated herein by reference. These can be obtained without charge by calling 877-600-3573.

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